Computer Software Innovations

1661 East Main Street

Easley, South Carolina 29640

February 14, 2006

Via EDGAR

Securities and Exchange Commission

450 5th Street, N.W.

Washington, D.C. 20549

Attn: Mr.	Jay Williamson

              Mail Stop 3561

Computer Software Innovations, Inc.

Registration Statement (Form SB-2 Amendment No. 2) No. 333-129842

Dear Sir:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Computer Software Innovations, Inc. hereby requests that the effective date of the above-captioned registration statement be accelerated so that such registration statement will become effective at 4:59 p.m. on Tuesday, February 14, 2006, or as soon thereafter as practicable.

The company hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States; and (iii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of its disclosure in the filing.

Thank you for your prompt attention to this matter.

Sincerely,

/s/ Nancy K. Hedrick
Nancy K. Hedrick
President and Chief Executive Officer